EXHIBIT 99.1

Asia Pacific Wire & Cable Company Reports Full Year 2014 Financial Results

TAIPEI, Taiwan, May 7, 2015 (GLOBE NEWSWIRE) -- Asia Pacific Wire & Cable Corporation Limited (Nasdaq:APWC) ("APWC" or the "Company"), a leading manufacturer of wire and cable products for the telecommunications and electric-power industries in the Asia-Pacific region, today announced the Company's financial results for the twelve months ended December 31, 2014.

FY 2014 Financial Results
	FY 2014	FY 2013	CHANGE
Revenues	$451.3 million	$460.7 million	-2.0%
Gross Profit	$36.7 million	$51.8 million	-29.1%
Net Income	$0.6 million	$5.8 million	-90.2%
EPS*	$0.04	$0.42	-90.5%
*Earnings per share are based on 13.8 million shares in FY 2013 and FY 2014

Full Year 2014 Results

Revenues for the twelve months ended December 31, 2014 were $451.3 million, down slightly from $460.7 million in the prior period, due mainly to a decrease of $8.4 million in Thailand due to the volatile political situation in the region and stronger competition in the Australia market.

Gross profit for the 2014 year decreased by 29.1% to $36.7 million from $51.5 million in the year-ago period, representing gross margins of 8.1% and 11.2%, respectively. Gross margins were down year over year due to the lower margin in the Thailand region and the Company's business in Australia.

Selling, general and administrative expenses were $29.5 million for the full year of 2014, down $5.1 million, or 14.7%, from $34.6 million in 2013 due to a decrease in sales-related commissions and remuneration. Operating income was $5.2 million compared to $17.2 million in the full year of 2013. The Company booked a one-time $2.2 million non-cash impairment charge for trade receivables in 2014. Operating income for the year ended December 31, 2014 would have been $7.4 million excluding the non-cash impairment charge.

Net income attributable to APWC shareholders was $0.6 million for the full year of 2014 compared to $5.8 million in the corresponding period in 2013. Net income per basic and diluted share was $0.04 for the period, compared to $0.42 in the twelve months of 2013. The basic and diluted weighted average shares outstanding were 13.8 million for the full year of 2013 and 2014.

Financial Condition

As of December 31, 2014, APWC had $68.9 million in cash and cash equivalents, compared to cash and cash equivalents totaling $62.5 million as of December 31, 2013.

Total current assets were $318.0 million at December 31, 2014 compared to $302.2 million at December 31, 2013. Working capital was $169.5 million as of December 31, 2014. As of December 31, 2014, short term bank loans of $53.8 million, up from $41.8 million at December 31, 2013. Shareholders' equity attributable to APWC was $153.0 million at December 31, 2014 compared to $157.2 million at December 31, 2013.

APWC generated approximately $8.1 million of cash from operating activities during the twelve months ended December 31, 2014, compared to $20.6 million of cash inflows from operations in the corresponding period in 2013. The Company reduced capital expenditures to $6.0 million in the full year of 2014 compared to $9.5 million in the full year of 2013.

About Asia Pacific Wire & Cable Corporation

Asia Pacific Wire & Cable Corporation is principally engaged in the manufacture and distribution of telecommunications (copper and fiber optic) and power cable and enameled wire products in the Asia Pacific region, primarily in Thailand, China, Singapore and Australia. The Company manufactures and distributes its own wire and cable products and also distributes wire and cable products ("Distributed Products") manufactured by its principal shareholder, Pacific Electric Wire & Cable Company, a Taiwanese company ("PEWC"). The Company also provides project engineering services in the supply, delivery and installation ("SDI") of power cables to certain of its customers. For more information on the Company, visit http://www.apwcc.com. Information on the Company's Web site or any other Web site does not constitute a portion of this release.

Safe Harbor Statement

This release contains certain "forward-looking statements" relating to the Company, its business, and its subsidiary companies. These forward looking statements are often identified by the use of forward-looking terminology such as "believes", "expects" or similar expressions. Such forward looking statements involve known and unknown risks and uncertainties that may cause actual results to be materially different from those described herein as anticipated, believed, estimated or expected. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company's periodic reports that are filed with the Securities and Exchange Commission and available on its website (www.sec.gov). All forward-looking statements attributable to the Company or to persons acting on its behalf are expressly qualified in their entirety by these factors other than as required under the securities laws. The Company does not assume a duty to update these forward-looking statements.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENTS
(Amounts in thousands of US Dollars, except share data)
	For the years
	ended December 31,
	2014	2013
Sales of goods / services	$451,327	$460,676
Cost of sales	(414,583)	(408,860)
Gross profit	36,744	51,816

Other operating income	89	181
Selling, general and administrative expenses	(29,479)	(34,559)
Other operating expenses	(2,168)	(196)
Operating profit	5,186	17,242

Finance costs	(1,697)	(1,734)
Finance income	1,167	1,306
Share of loss of associates	(338)	(211)
Gain on disposal of investment - held for sales	0	232
Loss on disposal of a subsidiary	(178)	0
Exchange loss	(206)	(1,245)
Other income	1,150	1,454
Other expense	(49)	(260)
Profit before tax	5,035	16,784

Income tax expense	(2,274)	(5,518)

Profit for the year	$2,761	$11,266

Attributable to:
Equity holders of the parent	572	5,847
Non-controlling interests	2,189	5,419
Basic and diluted profit for the year attributable to equity holders of the parent	$0.04	$0.42
Basic and diluted weighted average common shares outstanding	13,819,669	13,820,200

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Amounts in thousands of US Dollars, except share data)
	For the years
	ended December 31,
	2014	2013
Profit for the year	$2,761	$11,266
Other comprehensive income
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Exchange differences on translation of foreign operations, net of tax of $0	(4,521)	(15,418)

Net loss on available-for-sale financial assets	(713)	(1,338)
Income tax effect	214	402
	(499)	(936)

Other comprehensive income not to be reclassified to profit or loss in subsequent periods:
Re-measuring losses on defined benefit plans	(712)	(51)
Income tax effect	213	15
Defined benefit pension plan, net of tax	(499)	(36)

Other comprehensive loss for the period, net of tax	(5,519)	(16,390)

Total comprehensive loss for the period, net of tax	(2,758)	(5,124)
Attributable to:
Equity holders of the parent	(4,216)	(5,822)
Non-controlling interests	1,458	698
	($2,758)	($5,124)

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousands of US Dollars, except share data)

	As of December 31,2014	As of December 31,2013

ASSETS
Current assets:
Cash and cash equivalents	$68,863	$62,509
Trade receivables	88,194	122,893
Other receivables	23,024	11,139
Due from related parties	24,711	3,842
Inventories	107,408	95,945
Gross amounts due from customers for contract work-in-progress	1,931	2,249
Prepayments	1,279	1,559
Other current assets	2,582	2,113
	317,992	302,249
Non-current assets
Other non-current financial assets-available for sale	2,479	3,189
Other non-current financial assets-held to maturity	336	335
Property, plant and requirement	47,929	48,709
Prepaid land lease payments	1,859	1,939
Investment properties	757	746
Intangible assets	110	104
Investments in associates	2,571	2,937
Other non-current assets	88	449
Deferred tax assets	4,551	3,978
	60,680	62,386
Total assets	$378,672	$364,635

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousands of US Dollars, except share data)

	As of December 31,2014	As of December 31,2013

Current liabilities:
Interest-bearing loans and borrowings	$53,863	$41,789
Trade and other payables	36,467	41,369
Due to related parties	22,208	11,126
Due to immediate holding company	1,537	1,732
Accruals	12,060	13,336
Current tax liabilities	7,752	9,874
Employee benefit liability	665	419
Financial lease liabilities	31	37
Provisions for employee benefit	413	353
Onerous contracts provisions	41	125
Dividend payable	428	348
Other current liabilities	12,994	7,617
	148,459	128,125

Non-current liabilities
Employee benefit liability	6,073	5,455
Financial lease liabilities	38	28
Provisions for employee benefit	171	224
Deferred tax liabilities	2,720	2,676
	9,002	8,383
Total liabilities	157,461	136,508

Equity
Issued capital	138	138
Additional paid-in capital	110,608	110,608
Treasury shares	(38)	(38)
Retained earnings	52,338	51,766
Other components of equity	(10,014)	(5,226)
Equity attributable to equity holders of the parent	153,032	157,248
Non-controlling interests	68,179	70,879
Total equity	221,211	228,127
Total liabilities and equity	$378,672	$364,635

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of U.S. Dollars)

	For the years
	ended December 31,
	2014	2013
Net cash provided by operating activities	$8,142	$20,612
Net cash (used in) investing activities	(6,252)	(5,462)
Net cash provided by/(used in) financing activities	7,658	(19,371)
Effect of exchange rate changes on cash and cash equivalents	(3,194)	(6,086)
Net increase/(decrease) in cash and cash equivalents	6,354	(10,307)
Cash and cash equivalents at beginning of period	62,509	72,816
Cash and cash equivalents at end of period	$68,863	$62,509
CONTACT: Company Contact:
         Asia Pacific Wire & Cable Corporation Limited
         Mr. Ivan Hsia, CFO
         Phone: +886-2-2712-2558 ext. 27
         E-mail: ivan.hsia@apwcc.com

         Investor Relations Contact:
         MZ North America
         Ted Haberfield
         President
         Tel: +1-760-755-2716
         Email: thaberfield@mzgroup.us
         Web: www.mzgroup.us